UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Scholar Rock Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80706P103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80706P103

1	Name of Reporting Person Redmile Group, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 7,706,883 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,706,883 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,706,883 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(2)
12	Type of Reporting Person (See Instructions) IA, OO

(1) Redmile Group, LLC’s beneficial ownership of the Issuer’s common stock (“Common Stock”) is comprised of 6,402,505 shares of Common Stock owned by certain private investment vehicles and/or sub-advised accounts managed by Redmile Group, LLC (the “Redmile Funds”), including RedCo II Master Fund, L.P. and Redmile Strategic Trading Sub, Ltd., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 12,712,595 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the “Warrants”). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “SEC”), including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the “Beneficial Ownership Blocker”). The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 7,706,883 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below).

(2) Percentage based on (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 7, 2023 (the “Form 10-Q”), plus (ii) 1,304,378 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

CUSIP No. 80706P103

1	Name of Reporting Person Jeremy C. Green
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 7,706,883 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,706,883 (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,706,883 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.9%(4)
12	Type of Reporting Person (See Instructions) IN, HC

(3) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 6,402,505 shares of Common Stock owned by the Redmile Funds, including RedCo II Master Fund, L.P. and Redmile Strategic Trading Sub, Ltd., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 12,712,595 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 7,706,883 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (4) below).

(4) Percentage based on (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q, plus (ii) 1,304,378 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

CUSIP No. 80706P103

1	Name of Reporting Person RedCo II Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,209,901 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,209,901 (5)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,209,901 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 4.2%(6)
12	Type of Reporting Person (See Instructions) PN

(5) RedCo II Master Fund, L.P.’s beneficial ownership of the Issuer’s Common Stock is comprised of 1,905,523 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RedCo II Master Fund, L.P. also beneficially owns 10,655,102 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II Master Fund, L.P. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II Master Fund, L.P. in this Schedule 13G represent the shares of Common Stock held directly by RedCo II Master Fund, L.P. and the 1,304,378 shares of Common Stock that could be issued to RedCo II Master Fund, L.P. upon exercise of certain of the Warrants directly held by RedCo II Master Fund, L.P. under the Beneficial Ownership Blocker.

(6) Percentage based on: (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 1,304,378 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

CUSIP No. 80706P103

1	Name of Reporting Person Redmile Strategic Trading Sub, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 0
	6	Shared Voting Power 897,112 (7)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 897,112 (7)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897,112 (7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.2%(8)
12	Type of Reporting Person (See Instructions) CO

(7) Redmile Strategic Trading Sub, Ltd. beneficially owns 491,939 shares of Common Stock and 405,173 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Strategic Trading Sub, Ltd.

(8) Percentage based on: (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 405,173 shares of Common Stock issuable upon exercise of certain of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

Item 1.

(a)	Name of Issuer

Scholar Rock Holding Corporation

(b)	Address of Issuer’s Principal Executive Offices

301 Binney Street, 3rd Floor

Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

Redmile Group, LLC

Jeremy C. Green

RedCo II Master Fund, L.P.

Redmile Strategic Trading Sub, Ltd.

(b)	Address of Principal Business office or, if None, Residence

Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Jeremy C. Green

c/o Redmile Group, LLC (NY Office)

45 W. 27th Street, Floor 11

New York, NY 10001

RedCo II Master Fund, L.P.

c/o Redmile Group, LLC

One Letterman Drive

Building D, Suite D3-300

The Presidio of San Francisco

San Francisco, California 94129

Redmile Strategic Trading Sub, Ltd.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

(c)	Citizenship

Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom

RedCo II Master Fund, L.P.: Cayman Islands

Redmile Strategic Trading Sub, Ltd.: Cayman Islands

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

80706P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a)	Amount beneficially owned:

Redmile Group, LLC – 7,706,883 *
Jeremy C. Green – 7,706,883 *
RedCo II Master Fund, L.P. – 3,209,901 ***
Redmile Strategic Trading Sub, Ltd. – 897,112 ****

(b)	Percent of class:

Redmile Group, LLC – 9.9% **
Jeremy C. Green – 9.9% **
RedCo II Master Fund, L.P. – 4.2% **
Redmile Strategic Trading Sub, Ltd. – 1.2% ****

(c)	Number of shares as to which Redmile Group, LLC has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

7,706,883 *

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

7,706,883 *

Number of shares as to which Jeremy C. Green has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

7,706,883 *

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

7,706,883 *

Number of shares as to which RedCo II Master Fund, L.P. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,209,901 ***

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,209,901 ***

Number of shares as to which Redmile Strategic Trading Sub, Ltd. has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

897,112 ****

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

897,112 ****

*	Redmile Group, LLC’s and Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 6,402,505 shares of Common Stock owned by the Redmile Funds, including RedCo II Master Fund, L.P. and Redmile Strategic Trading Sub, Ltd., which shares of Common Stock may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 12,712,595 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 7,706,883 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock.

** Percentage based on (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q, plus (ii) 1,304,378 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

*** RedCo II Master Fund, L.P.’s beneficial ownership of the Issuer’s Common Stock is comprised of 1,905,523 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RedCo II Master Fund, L.P. also beneficially owns 10,655,102 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II Master Fund, L.P. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II Master Fund, L.P. in this Schedule 13G represent the shares of Common Stock held directly by RedCo II Master Fund, L.P. and the 1,304,378 shares of Common Stock that could be issued to RedCo II Master Fund, L.P. upon exercise of certain of the Warrants directly held by RedCo II Master Fund, L.P. under the Beneficial Ownership Blocker. Percentage based on the sum of (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported in the Issuer’s Form 10-Q, plus (ii) 1,304,378 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II Master Fund, L.P., which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants, plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

**** Redmile Strategic Trading Sub, Ltd. beneficially owns 491,939 shares of Common Stock and 405,173 shares of Common Stock issuable upon exercise of the Warrants directly held by Redmile Strategic Trading Sub, Ltd. Percentage based on: (i) 72,143,258 shares of Common Stock outstanding as of November 2, 2023, as reported by the Issuer in the Form 10-Q plus (ii) 405,173 shares of Common Stock issuable upon exercise of certain of the Warrants directly held by Redmile Strategic Trading Sub, Ltd., plus (iii) 3,698,343 shares of Common Stock issued to the Redmile Funds upon exercise of certain additional Warrants during the period after November 2, 2023 to December 31, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See the response to Item 4.

Item 8.	Identification and Classification of Members of the Group.

N/A.

Item 9.	Notice of Dissolution of Group.

N/A.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Name: Jeremy C. Green Title: Managing Member

RedCo II Master Fund, L.P.
By: RedCo II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Redmile Strategic Trading Sub, Ltd. By: Redmile Group, LLC, its investment manager

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Authorized Person

/s/ Jeremy C. Green
Jeremy C. Green